

Mail Stop 4631

March 17, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Bradley J. Bell
Chief Financial Officer
Nalco Holding Company
1601 West Diehl Road
Naperville, Illinois 60563

      RE: Form 10-K and 10-K/A#1 for the year ended December 31, 2008
              Form 10-Q for the period ended September 30, 2009
              Definitive Proxy Statement on Schedule 14A filed March 10, 2009
                 File No. 1-32342

Dear Mr. Bell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings related to legal matters, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief